UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                                DECEMBER 31, 1997



                    Central and South West Corporation (CSW)
                      (Name of registered holding company)


                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company                Date    State    Percentage
(Ownership information)     Energy or    of      of       of Voting
                            Gas-related  Organi- Organi-  Securities Nature of
                             Company     zation  zation   Held       Business
-----------------------------------------------------------------------------


 Item 1 is only required to be reported for the first three calendar quarters of the fiscal year.




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                    Principal                 Person    Collateral Consideration
Company   Type of   amount    Issue   Cost    to whom   given      received
issuing   security  of        or      of      security  with       for each
security  issued    security  renewal capital issued    security   security
----------------------------------------------------------------------------

                      (000's)

Energy     Common    $   1
Services,   Stock
Inc.
(ESI)

Powerware  Convertible   1,250 Dec.97          PSO       28.6% of    28.6% of
Solutions, Preferred                                     outstanding outstanding
Inc.       Stock                                         stock      stock

Utility    Convertible   2,703 Dec.97          PSO       47% of     47% of
Data       Preferred;                                    stock      stock
Resources, Conv.                                        (fully     (fully
Inc.       Non-voting                                    diluted)   diluted)
           Common
           Stock;
           Voting
           Common

AEMT, Inc. Convertible   1,500 Dec.97          PSO       25.4% of   25.4% of
           Preferred                                     stock      stock
           Stock                                         (fully     (fully
                                                         diluted)   diluted)

Sweeny     Senior       22,413               CSW
Cogen      loan note                         Energy

IPS        Nonrecourse   2,143         15%   CSW
Sweeny LLC note                              Energy

DECO       Loan note        12               CSW
                                             Energy


Company      Company   Amount
contributing receiving of
capital      capital   capital
                       contribution
-----------------------------------
                      (000's)
None


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting     Associate
company       company      Type of     Direct   Indirect
rendering     receiving    services    costs    costs    Cost of  TTL amount
services      services     rendered    charged  charged  capital  billed
----------------------------------------------------------------------------

                                       (000's   (000's)           (000's)

Enershop,     CSW/ICG      Lease
Inc.          ChoiceCom,   Management     $                       $  64
              LLP                          64

Enershop,     CSW Power    Lease
Inc.          Marketing,   Management     119                       119
              Inc.

CSW Power     Enershop,    Lease
Marking, Inc. Inc.         Management      28                        28

CSW Power     CSW/ICG      Lease
Marketing,    ChoiceCom,   Management      16                        16
Inc.          LLP


Part II - Transactions performed by associate companies on behalf of reporting companies

Associate     Reporting
company       company      Type of     Direct   Indirect
rendering     receiving    services    costs    costs    Cost of  TTL amount
services      services     rendered    charged  charged  capital  billed
----------------------------------------------------------------------------

                                       (000's)  (000's)           (000's)

West Texas    CSW Energy   Billing       $  1                      $  1
Utilities     Services,    services
              Inc.

CSW Power     Enershop,    Lease
Marketing,    Inc.         Management      28                        28
Inc.

C3 Comm.,     Enershop,    Sale of         11                        11
Inc.          Inc.         Software

Enershop,     CSW Power    Lease
Inc.          Marketing,   Management     119                       119
              Inc.

CSW Energy,   Orange       Plant          390  $ 201                585
Inc.          Cogeneration services

CSW Energy,   Polk         Plant          434    165                518
Inc.          Cogeneration services



For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (millions):
Total consolidated capitalization            $8,030 line 1
as of:  December 31, 1997

Total capitalization                          1,205 line 2
multiplied by 15%
(line 1 multiplied by 0.15)

Greater of $50 million or                     1,205 line 3
line 2


Total current aggregate investment:
(Beginning 4/1/97)
 (categorized by major line of
energy-related business)
   Energy-related Category                0
1:  Energy Services
   Energy-related Category                0
5:  Energy Marketing
   Energy-related Category                0
7:  Maintenance Services
   Energy-related Category              173
8:  Qualifying Facility
   Energy-related                        --
Categories 2,3,4,6,9,10
     Total current aggregate investment 173 line 4

                                             -------

Difference between the greater of $50
million or 15%
 of capitalization and the total
aggregate investment
 of the registered holding
company system
(line 3 less line 4)                         $1,032 line 5
                                             =======

Investments in gas-related companies (millions):

Total current aggregate investment:
(Beginning 4/1/97)
 (categorized by major line of
energy-related business)
   Gas-related business                  --
Categories 1 and 2
      Total current aggregate investment        $0

                                             =======

ITEM 5 - OTHER INVESTMENTS

Major line    Other       Other
of energy     investment  investment   Reason for difference in other
relate        in last     in this      investment
business      U-9C-3      U-9C-3
              report      report
---------------------------------------------------------------------------

              (000's)     (000's)

Energy            $0         $ 402     Amounts invested prior to April 1,
services                               1997 are excluded from Item 4

Maintenance       $0           0
services

Qualifying        $0         58,998    Amounts invested prior to April 1,
facility                               1997 are excluded from Item 4








ITEM 6 - FINANCIAL
STATEMENTS AND EXHIBITS

Financial Statements

 Financial statements are only provided for the first three calendar quarters of the fiscal year.



Exhibits

Exhibit A - Certificate of Central and South West Corporation

Please contact Mr. Steven Bargmann at (214) 777-2210 with inquiries concerning this report.


                             SIGNATURE

                             Central and South West Corporation



                             By: Lawrence B. Connors
                                     (Name)

                                   Controller
                                     (Title)

                                 March 31, 1998
                                     (Date)

Exhibit A

                       CENTRAL AND SOUTH WEST CORPORATION

                                   CERTIFICATE

      The undersigned certifies that he is the duly designated and acting Controller of Central and South West Corporation, a Delaware corporation, and that a conformed copy of the Quarterly Report on Form U-9C-3 shall be filed with the Specific State Commissions that have jurisdiction over the retail rates of the public-utility companies that are associate companies of any of the reporting companies. The names and addresses of the Specific State Commissions are:


      Arkansas Public Service Commission
      1000 Center
      P. O. Box 400
      Little Rock, AR   72203-0400

      Louisiana Public Service Commission
      One American Place
      P. O. Box 91154
      Baton Rouge, LA   70821-9154

      Oklahoma Corporation Commission
      2101 N. Lincoln Blvd.
      P. O. Box 52000-2000
      Oklahoma City, OK   73152-2000

      Public Utility Commission of Texas
      1701 N. Congress Avenue
      Austin, TX   78701


      IN WITNESS WHEREOF, I have hereunto set my hand as of the 31st day of March, 1998.

                               Lawrence B. Connors
                                   Controller